UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu 18/F, Tower A, U-town Office Building #1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China +86 (10) 5631 0700	With a copy to: Fang Xue Gibson Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Chaoyang District Beijing, 100025, People’s Republic of China +86 10 6502 8687

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,336,647[1] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 8,336,647[1] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,336,647[1] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.7%[2]

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others) as of October 12, 2015.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(2)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,363,638[3] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 8,363,638[3] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,363,638[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.8%[4]

14.	Type of Reporting Person (See Instructions) CO

(3)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd as of October 12, 2015.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(4)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,301,412[5] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 9,301,412[5] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,301,412[5] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.7%[6]

14.	Type of Reporting Person (See Instructions) IN

(5)                                 Based on (i) 8,530,992 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd, plus (iv) 937,774 Ordinary Shares underlying outstanding options and restricted shares held by Dong Yu exercisable or vesting within 60 days as of October 12, 2015.

(6)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013, Amendment No. 2 filed with the SEC on July 25, 2014, and Amendment No. 3 filed with the SEC on June 17, 2015, the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

The Founder and Skillgreat intend to finance the purchase of the Sale Shares (as defined below) through borrowings and expect to pledge, encumber or grant a lien on all or part of the Sale Shares and certain other Ordinary Shares or ADSs owned by them as collateral (the “Pledged Securities”) or any interest therein for such borrowings (the “Purchaser Financing Transactions”).  However, the funding for the purchase of the Sale Shares may also be provided by equity capital, or a combination of debt and equity capital.”

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in this Item 4

On October 12, 2015, the Founder, Skillgreat, Peak Reinsurance Company Limited, a company incorporated under the laws of Hong Kong (“PeakRe”) and Fidelidade-Companhia de Seguros, S.A. (“Fidelidade”, together with PeakRe, the “Sellers” and each, a “Seller”), a company duly incorporated and existing under the laws of Portugal, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”).  Under the terms of the Securities Purchase Agreement, Skillgreat agreed to purchase from PeakRe an aggregate of 663,201 ADSs and from Fidelidade an aggregate of (i) 39,116 ADSs and (ii) 4,165,926 Ordinary Shares (collectively, the “Sale Shares”), at a price of US$27.40 per Ordinary Share (equivalent to US$13.70 per ADS), for an aggregate purchase price of US$123,768,115.30 (the “Bona Share Transfer to Skillgreat”). The closing of the Bona Share Transfer to Skillgreat is expected to occur on or prior to October 30, 2015 and is subject to closing conditions set forth in the Securities Purchase Agreement.

Pursuant to the Consortium Agreement, each party to the Securities Purchase Agreement is subject to certain restrictions on the acquisition and disposal of any Ordinary Shares and/or ADSs including, directly or indirectly, to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of an interest in any Ordinary Shares and/or ADSs, which restrictions may be applicable to the Bona Share Transfer to Skillgreat and the Purchaser Financing Transactions (the “Restriction”). As a result, a wavier with respect to the Restriction, the form of which is attached in Appendix A to the Securities Purchase Agreement (the “Waiver Letter”), has been granted on October 12, 2015 by certain parties of the Consortium Agreement to consent to the Bona Share Transfer to Skillgreat and the Purchaser Financing Transactions, subject to the conditions described in (i) and (ii) below.  PeakRe and Fidelidade, each a party to the Consortium Agreement, have also consented to the Purchaser Financing Transactions subject to the following conditions (i) no Sale Shares (nor any interests therein) shall be pledged as collateral or otherwise encumbered in relation to the Purchaser Financing Transactions before the closing of the Bona Share Transfer to Skillgreat, and (ii) immediately following the consummation of the Purchaser Financing Transactions and for as long as any Pledged Securities remain pledged as collateral in relation to the Purchaser Financing Transactions, the Founder shall, at all times, maintain, directly or indirectly, the power to direct the management and policies of the Issuer (whether through the ownership of voting securities, by contract or otherwise).

Pursuant to the terms of the Securities Purchase Agreement, the Founder and Skillgreat agreed, for as long as Fosun International Limited directly or indirectly beneficially owns at least 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis, to continue to use their best efforts to support the election and re-election of an individual designated by Orrick Investments Limited to the board of directors of the Issuer (the “Board”) and to one or more committees of the Board, subject to applicable legal limitations.

References to the Securities Purchase Agreement set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which is filed hereto as Exhibit 1, and which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The first paragraph of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference. Skillgreat is the record owner of 8,530,992 Ordinary Shares, which includes 194,345 Ordinary Shares held by Skillgreat Limited for other persons. The Reporting Persons expressly disclaim beneficial ownership of the 194,345 Ordinary Shares held by Skillgreat on behalf of others. Vantage is the record owner of 26,991 Ordinary Shares.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.”

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Securities Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. dated October 12, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 14, 2015

SKILLGREAT LIMITED

	By:	/s/ Dong Yu
	Name:	Dong YU

VANTAGE GLOBAL HOLDINGS LTD

	By:	/s/ Dong Yu
	Name:	Dong YU
	Title:	Authorized Signatory

Dong Yu

	By:	/s/ Dong Yu
	Name:	Dong YU